Exhibit 99.1

CHINA XIANGTAI FOOD CO., LTD.

China Xiangtai Food Co., Ltd. Reports Financial Results for the Six Months Ended December 31, 2018

China Xiangtai Food Co. Ltd. (NASDAQ: PLIN) (“Xiangtai” or the “Company”), a food company primarily engaged in pork processing and grocery stores operations in China, today announced its financial results for the six months ended December 31, 2018.

Financial Highlights for the Six Months Ended December 31, 2018 (all comparable to the prior year period):

•

Total revenues for the six months ended December 31, 2018 increased by 16.3% to approximately $54.9 million from approximately $47.2 million for the six months ended December 31, 2017, which increase was primarily attributable to an increase of our farmers’ market revenues and supermarket and grocery stores revenues.

•

Total farmers’ market revenues for the six months ended December 31, 2018 increased by 12.6% to approximately $51.1 million from approximately $45.4 million for the six months ended December 31, 2017, which increase was primarily attributable to our cooperation with more local distributors who promoted and sold our fresh-killed hogs to other local smaller distributors or individual sellers.

•

Total supermarket and grocery stores revenues for the six months ended December 31, 2018 increased by 108.5% to approximately $3.8 million from approximately $1.8 million for the six months ended December 31, 2017, which increase was primarily attributable to the revenues brought in by the two new grocery stores we acquired in July 2018.

•

Net income for the six months ended December 31, 2018 decreased by 40.0% to approximately $1.1 million from approximately $1.9 million for the six months ended December 31, 2017 as the result of an increase in selling and general and administrative expenses and an increase in provision for doubtful accounts as offset by the increase of revenues.

Management Commentary

Ms. Zeshu Dai, CEO of Xiangtai, stated “Our revenues continued to rise during the six months ended December 31, 2018 as compared to the same period of 2017. We expect our revenues to continue to grow as we acquired an entity that operates two grocery stores under the common control of myself and my spouse in the city of Chongqing in July 2018, which will further enhance our supermarket and grocery stores revenues. In addition, we have cooperated with more local distributors who are able to promote and sell our fresh-killed hogs to other local smaller distributors or individual sellers, which will enhance our farmers’ market revenues. Furthermore, we just recently closed our initial public offering (“IPO”, or the “Offering”) in May 2019, and we will be using the funds raised from the IPO to open additional supermarkets. As a result, we expect our revenues will continue to rise.”

Recent Developments

Acquisition of grocery stores

On July 2, 2018, the Company acquired Chongqing Pengmei Supermarket Co. Ltd. (“CQ Pengmei”), an entity that operated two grocery stores under common control of Ms. Zeshu Dai, its CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price was at the carrying value of the stores for a total of approximately $0.9 million (RMB 5,949,052).

Initial Public Offering

On May 10, 2019, the Company completed the closing of our initial public offering of 1,172,360 ordinary shares at a public offering price of $5.00 per share, for total gross proceeds of approximately $5.9 million before underwriting discounts and commissions and offering expenses.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guarantying third party lease obligations complaints, and default on loans complaints. The Company accrues costs related to these matters when they become probable and as a result the amount of loss can be reasonably estimated. In determining whether a loss from a claim is probable, and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory in light of potentially relevant factual and legal developments. If the Company determines a favorable outcome is probable, or that the amount of loss cannot be reasonably estimated, the Company does not accrue costs for potential litigation losses. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made.

As of the date of this press release, the type of complaints and disputes and their potential claims that the Company does not accrue costs for potential litigation losses are summarized as follows:

Dispute matter	Claims amount
1) Guarantee	$262,413
2) Commercial	30,458
3) Lease	115,933
4) Worker compensation	7,269
Total	$416,073

As of the date of this report, the Company has received a complaint related to a $1.5 million (RMB 10,000,000) loan stating that such loan was due on November 13, 2018. The following amounts are included as due under the complaint and have been accrued in our financial statements for the six months ended December 31, 2018: (a) interest of approximately $27,000 up to November 13, 2018, (b) interest at a default interest rate of 18% totaling approximately $34,000 and (c) associated legal cost of approximately $18,000.

Additional Risks

An investment in our company carries risks. Before you decide to purchase or sell our ordinary shares, you should understand the high degree of risk involved. You, together with your financial and legal counsel, should consider carefully the risks that we have set out in our reports and other filings with the U.S. Securities and Exchange Commission and other information in this report. If any of those risks, or other risks that we have not identified, occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

We highlight below some additional risks that could affect our business and your investment that have developed since we last set out a list of risk factors. We stress that this list of additional risks is not exhaustive.

An outbreak of African swine fever in China may affect our ability to conduct our business and harm demand for our products.

In August 2018, the government of China reported that there was an outbreak of African swine fever, a highly contagious and deadly viral disease affecting both domestic and wild pigs, within the country. Since then, African swine fever has been reported in all provinces in China, including in Chongqing Province where we have our hog operations and where most of the hogs we purchase are raised. In April 2019, China's National Bureau of Statistics said that the country's pig population had fallen by nearly 40 million to 375.3 million from a year earlier, because of hog deaths due to the swine fever outbreak and culling efforts to prevent its spread, although some analysts believe that the situation is underreported, partly due to local farmers withholding information about outbreaks. According to a report by Rabobank, China's pork output will fall by 30% this year and the epidemic could ultimately result in the premature deaths of around 200 million pigs in China.

This outbreak could affect our business by:

•	increasing the purchase price at which we buy hogs, and consequently our cost of revenues, if the supply of regular and fragrant hogs is materially decreased;

•	decreasing the number of hogs that we slaughter and the kilograms of hog meat and number of sets of hog byproduct that we sell;

•	leading to cancellation of orders by our customers or governmental restrictions on the import and export of our products to or from our suppliers, facilities or customers;

•	having a significant effect on the livestock we own by requiring us to, among other things, destroy any affected livestock;

•	creating negative publicity that may have a material adverse effect on customer demand for our products; and

•	lowering consumer demand for pork products in general if the adverse publicity associated with the outbreak generates fear of contamination of pork products.

Even if the prices at which we are able to sell a kilogram of regular and fragrant hog meat increase as a result of a reduced supply of such meat, such an increase may not be enough to offset an increase in our costs and a decrease in demand in our product to prevent a material adverse effect on our results of operations.

We have applied to the Nasdaq, Inc. to have our ordinary shares quoted on The Nasdaq Capital Market (“Nasdaq”), but have not received approval to have such shares trade on that market.

In connection with our May 2019 initial public offering in the United States, we applied to have our ordinary shares quoted on Nasdaq. Our ordinary shares were conditionally approved for listing on Nasdaq prior to the closing of the initial public offering, and we expect them to commence trading after a trading date has been assigned by Nasdaq under the ticker symbol “PLIN”. We have been communicating with Nasdaq to resolve any remaining queries in the near term, at which time the initial trading date will be confirmed and announced. Changes in Nasdaq’s approach to small-cap companies with operations in the PRC could further delay the timing of Nasdaq’s approval or cause it too rescind their conditional approval and deny our application.

If we are unable to have our ordinary shares quoted on Nasdaq we may have to return the money that we raised in our initial public offering. As we set out in the prospectus under which such initial public offering was conducted, “If on the Termination Date we do not qualify to list on Nasdaq, all funds will be promptly returned to investors within one (1) business days of the Termination Date.” The Termination Date is defined as “the earlier of: (i) a date mutually acceptable to us and the Underwriter after the minimum offering amount of our offering is raised, or (ii) 180 days from the effective date . . . of the Registration Statement (and for a period of up to 45 additional days if extended by agreement of the Company and the Underwriter) . . . .”

Failure to have our ordinary share quoted on Nasdaq could also lead to less liquidity and a reduced market price for our ordinary shares. If we cannot have our ordinary shares quoted on Nasdaq, we will attempt to have them quoted on an over-the-counter market. Such attempt might not successful, in which case there would be no public market for our securities. Even if successful, the liquidity and share price of securities quoted on an over-the-counter market tend to be lower than those quoted on Nasdaq where there may be a higher profile, an increased pool of investors (as many institutions and funds are not hold over-the-counter securities) and greater degree of trust in the issuer.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended December 31, 2018 vs. Six Months Ended December 31, 2017

	For the Six Months ended December 31,
				Percentage
	2018	2017	Change	Change
Supermarket and grocery stores revenues	$3,836,057	$1,840,101	$1,995,956	108.5%
Farmers’ market revenues	51,069,909	45,358,900	5,711,009	12.6%
Total revenues	54,905,966	47,199,001	7,706,965	16.3%
Cost of supermarket and grocery stores revenues	3,374,284	1,635,161	1,739,123	106.4%
Cost of farmers’ market revenues	46,518,439	41,635,642	4,882,797	11.7%
Total cost of revenues	49,892,723	43,270,803	6,621,920	15.3%
Gross profit	5,013,243	3,928,198	1,085,045	27.6%
Selling expenses	(699,862)	(407,857)	(292,005)	71.6%
General and administrative expenses	(722,235)	(296,809)	(425,426)	143.3%
Provision for doubtful accounts	(1,419,259)	(304,745)	(1,114,514)	365.7%
Income from operations	2,171,887	2,918,787	(746,900)	(25.6)%
Other (expense) income, net	(556,039)	(452,603)	(103,436)	22.9%
Provision for income taxes	(479,764)	(572,360)	92,596	(16.2)%
Net income	$1,136,084	$1,893,824	$(757,740)	(40.0)%

Revenues

Our revenues consist of supermarket and grocery stores revenues and farmers’ market revenues. Total revenues increased by approximately $7.7 million, or 16.3%, to approximately $54.9 million for the six months ended December 31, 2018, compared to approximately $47.2 million for the six months ended December 31, 2017. The overall increase was primarily attributable to (i) an increase of our farmers’ market revenues as we have started to cooperate with more local distributors who promoted and sold our fresh-killed hogs to other local smaller distributors or individual sellers and (ii) revenues brought in by the two new grocery stores we acquired in July 2018.

Supermarket and grocery stores revenues increased by approximately $2.0 million, or 108.5%, to approximately $3.8 million for the six months ended December 31, 2018, compared to approximately $1.8 million for the six months ended December 31, 2017. The increase was primarily attributable to the sales we generated from the two grocery stores which we acquired on July 2, 2018. The two stores were under common control of Ms. Zeshu Dai, our CEO, and her spouse in the city of Chongqing. To increase our profit margin, we plan to open additional grocery stores or supermarkets to sell our processed meat products from the funds that we obtained from the completion of the initial public offering.

Farmers’ market revenues increased by approximately $5.7 million, or 12.6%, to approximately $51.1 million for the six months ended December 31, 2018, compared to approximately $45.4 million for the six months ended December 31, 2017. Starting from August 2017, the environmental protection department of each province initiated a big remediation activity. Many small unqualified slaughtering houses near our slaughtering house in Linshui were closed down. Therefore, more hog distributors and private customers came to us to buy fresh-killed hog meat and byproducts. Besides selling fresh-killed regular hogs, we started purchasing, slaughtering, and selling our fresh-killed fragrant hogs in September 2017, which also boosted our farmers’ market revenues up. Fragrant hogs are another hog species, which is cultivated by hybridizing wild boars with regular hogs. Fragrant hog meat has higher protein, lower fat and a distinctive taste to regular hog meat that command a higher sales price per kilo.

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh-killed regular hogs	$43,517,955	$38,502,751	$5,015,204	13.0%
Fresh-killed Fragrant hogs	4,212,648	3,761,643	451,005	12.0%
Fresh hog byproducts	3,339,306	3,094,506	244,800	7.9%
Total farmers’ market revenues	$51,069,909	$45,358,900	$5,711,009	12.6%

Our revenues from fresh-killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh killed regular hogs (kg)	16,501,050	14,303,829	2,197,221	15.4%
Average selling price (per kg)	$2.64	$2.69	$(0.05)	(2.0)%

Revenues of fresh-killed regular hogs increased by approximately $5.0 million, or 13.0%, to approximately $43.5 million for the six months ended December 31, 2018, compared to approximately $38.5 million for the six months ended December 31, 2017. The increase was primarily attributable to the increase of quantity of fresh-killed regular hogs sold as discussed below.

During the six months ended December 31, 2018, we sold approximately 16.5 million kg of fresh-killed regular hogs as compared to approximately 14.3 million kg sold during the six months ended December 31, 2017. The increase in quantity sold of approximately 2.2 million kg or 15.4% during the six months ended December 31, 2018 as compared to the same period in 2017 were mainly due to the ongoing shutdown of small unqualified slaughtering houses near our slaughtering house in Linshui by the local environmental protection department starting from August 2017. More private customers, such as restaurants, schools and enterprises came to us to buy fresh-killed regular hogs for the use in their faculty/student or employee food courts during the six months ended December 31, 2018, which largely boosted revenues from the farmers’ market sales. During the six months ended December 31, 2018, we cooperated with 25 wholesale distributors as compared to 23 wholesale distributors during the six months ended December 31, 2017.

The average selling price decreased slightly from $2.69/kg during the six months ended December 31, 2017 to $2.64/kg during the six months ended December 31, 2018, a decrease of $0.05/kg or 2.0%. The unit price of hogs in China has been decreasing from 2016 to October 2018 mainly because of the increased supply of hogs and the change of eating habit. More small and big hog farmers showed up in every province which increased the supply of the hogs. In addition, climate warning and healthy eating idea have turned people to eat more chicken and fish, vegetables and fruits which deceased the demand of pork consumption. Therefore, the average unit selling price during the four months ended October 30, 2018 was lower than the average unit selling price during the same period in 2017. Then the African swine fever started to wildly spread in China in late October 2018, so the supply of hogs began to decrease and the unit selling price increased. The average unit selling price during November and December 2018 was higher than the average unit selling price during the same period in 2017. As a result, the average unit selling price during the six months ended December 31, 2018 was slightly higher than the average unit selling price during the same period in 2017 in Chinese Renminbi. Because of the depreciation of Chinese Renminbi against U.S. dollar of 3.3%, the average selling price turned into a decrease of 2.0%.

Our revenues from fresh-killed fragrant hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh-killed fragrant hogs (kg)	882,472	666,184	216,288	32.5%
Average selling price (per kg)	$4.77	$5.65	$(0.88)	(15.5)%

During the six months ended December 31, 2018, we sold approximately 0.9 million kg of fresh-killed fragrant hogs as compared to approximately 0.7 million kg sold during the six months ended December 31, 2017. The quantity sold increased approximately 0.2 million kg or 32.5% during the six months ended December 31, 2018 as compared to the same period in 2017. We did not start our fresh-killed fragrant hogs business until September 2017. Therefore, we sold more quantity during the six months ended December 31, 2018 than the same period in 2017.

The average selling price decreased from $5.65/kg during the six months ended December 31, 2017 to $4.77/kg during the six months ended December 31, 2018, a decrease of $0.88/kg or 15.5%. When we started our fresh-killed fragrant hogs business, only a few sellers sell fresh-killed fragrant hogs in the market. Therefore, we set a higher selling price for our fresh-killed fragrant hogs. However, more sellers started to sell fresh-killed fragrant hogs in the market during 2018, so we had to lower our unit selling price to be competitive. The decrease of unit average selling price was also attributable to the depreciation of Chinese Renminbi against U.S. dollar of 3.3%.

Our revenues from fresh hog byproducts on numbers of sets sold and the average selling price are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh hog byproducts (set)	181,734	151,898	29,836	19.6%
Average selling price (per set)	$18.37	$20.37	$(2.00)	(9.8)%

Fresh hog byproducts are derived from the hog slaughtering process and include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts increased by approximately $0.2 million, or 7.9%, to approximately $3.3 million for the six months ended December 31, 2018, compared to approximately $3.1 million for the six months ended December 31, 2017. The increase was primarily attributable to in an increase in the number of byproduct set sold. We slaughtered 181,734 hogs during the six months ended December 31, 2018 as compared to 151,898 hogs during the six months ended December 31, 2017, which is 29,836 more hogs, or 19.6%. Each hog produces a set of byproducts, so more byproducts were produced and subsequently sold in 2018 than in the same period in 2017.

We sell regular hog byproducts and fragrant hog byproducts together at the same price, and sell the byproducts by set with one type of set composed of hog hair, hog blood, hog intestines and hog feet and the other type of set composed of hog heads only. We are connected with two byproducts local distributors, one purchases our hog heads and the other distributor purchases the remaining hog byproducts. They are able to purchase all the byproducts that we produced and resell these byproducts to small distributors or restaurants during the period. The increase of fresh hog byproducts revenues was offset by the decrease of average unit selling price. During the six months ended December 31, 2018, the average selling price decreased from $20.37 during the six months ended December 31, 2017 to $18.37, a decrease of $2.0, or 9.8%.Our byproduct selling price per set decreased after African swine fever’s spread because people tend to eat less hog byproducts as it is associated with healthy eating. The decrease in the average selling price per set was also due to the depreciation of Chinese Renminbi against U.S. dollar of 3.3%.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $6.6 million, or 15.3%, to approximately $49.9 million for the six months ended December 31, 2018, compared to approximately $43.3 million for the six months ended December 31, 2017. Our total cost of revenues increased in line with the increase of total revenues in term of volume.

Cost of supermarket and grocery stores revenues increased by approximately $1.7 million, or 106.4%, to approximately $3.4 million for the six months ended December 31, 2018, compared to approximately $1.6 million for the six months ended December 31, 2017. Our cost of supermarket and grocery stores revenues increased was more or less in line with the increase of supermarket and grocery stores revenues as we have sold more grocery store products with the two grocery stores that we acquired in July 2018. The increase of the cost of supermarket and grocery stores revenues was offset by the depreciation of RMB against U.S. dollar of 3.3%.

Cost of farmers’ market revenues increased by approximately $4.9 million, or 11.7%, to approximately $46.5 million for the six months ended December 31, 2018, compared to approximately $41.6 million for the six months ended December 31, 2017. The increase was mainly caused by the increased revenues in term of volume at farmers’ markets, which was primarily attributable to the increased revenues brought in by new distributors and private customers. The increase of the cost of farmers’ market revenues was also offset by the depreciation of RMB against U.S. dollar of 3.3%.

Our cost of revenues from fresh-killed regular hogs and byproducts are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh-killed regular hogs	$41,050,410	$36,615,129	$4,435,281	12.1%
Fresh-killed fragrant hogs	2,751,040	2,152,501	598,539	27.8%
Fresh hog byproducts	2,716,989	2,868,012	(151,023)	(5.3)%
Total farmers’ market cost of revenues	$46,518,439	$41,635,642	$4,882,797	11.7%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh-killed regular hogs (kg)	16,501,050	14,303,829	2,197,221	15.4%
Average production cost (per kg)	$2.49	$2.56	$(0.07)	(2.8)%

Cost of fresh-killed regular hogs increased by approximately $4.4 million, or 12.1%, to approximately $41.0 million for the six months ended December 31, 2018, compared to approximately $36.6 million for the six months ended December 31, 2017. The cost of fresh-killed regular hogs was part of the cost of purchasing live regular hogs and overhead costs incurred in our own slaughtering house. The increase was primarily associated with the increase of sales volume of fresh-killed regular hogs and offset by the decrease in average production cost.

During the six months ended December 31, 2018, we purchased 181,734 regular hogs which produced approximately 16.5 million kg of fresh-killed regular hogs as compared to 151,898 regular hogs which produced approximately 14.3 million kg of fresh-killed regular hogs during the six months ended December 31, 2017, an increase of approximately 2.2million kg, or 15.4%. The increase of quantity produced was associated with the increase of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh-killed regular hogs decreased from $2.56/kg in the six months ended December 31, 2017 to $2.49/kg during the six months ended December 31, 2018, a decrease of $0.07/kg, or 2.8%. The unit purchase price of hogs in China has been decreasing from 2016 to August 2018 mainly because of climate warning and change of eating habit as we mentioned above, the average unit purchase price during the four months ended October 30, 2018 was lower than the average unit purchase price during the same period in 2017. Then the African swine fever started to wildly spread in China in late October 2018, so the supply of hogs began to decrease and the unit purchase price increased. The average unit purchase price during November and December 2018 was higher than the average unit purchase price during the same period in 2017. As a result, the average unit purchase price during the six months ended December 31, 2018 was slightly higher than the average unit purchase price during the same period in 2017 in Chinese Renminbi. Because of the depreciation of Chinese Renminbi against U.S. dollar of 3.3%, the average purchase price turned into a decrease of 2.8%.

Our volume and unit cost of revenues from fresh-killed fragrant hogs are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh-killed fragrant hogs (kg)	882,472	666,184	216,288	32.5%
Average production cost (per kg)	$3.12	$3.23	$(0.11)	(3.5)%

Cost of fresh-killed fragrant hogs increased by approximately $0.6 million, or 27.8%, to approximately $2.8 million for the six months ended December 31, 2018, compared to approximately $2.2 million for the six months ended December 31, 2017. The cost of fresh killed-fragrant hogs was part of the cost of purchasing live fragrant hogs and overhead costs incurred in our own slaughtering house. The increase was primarily associated with the increase of sales volume of fresh-killed fragrant hogs and was offset by the decrease in average production cost.

During the six months ended December 31, 2018, we purchased 15,445 fragrant hogs which produced approximately 0.9 million kg of fresh-killed fragrant hogs as compared to 11,250 fragrant hogs which produced approximately 0.7 million kg of fresh-killed fragrant hogs during the six months ended December 31, 2017. The increase of quantity produced was associated with the increase of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh-killed fragrant hogs decreased from $3.23/kg in the six months ended December 31, 2017 to $3.12/kg during the six months ended December 31, 2018, a decrease of $0.11/kg, or 3.5%. The decrease of average unit cost of producing fresh-killed fragrant hogs was due to the automated slaughtering line which helped us lower the unit production cost when slaughtering volume increases. The decrease was also due to the depreciation of RMB against U.S. dollar of 3.3%. The African swine fever had no effect on the purchase price of fragrant hogs because we purchase our fragrant hogs from local fragrant hog farmers and the fever did not spread in the Chongqing area.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Fresh hog byproducts (set)	181,734	151,898	29,836	19.6%
Average production cost (per set)	$14.95	$18.88	$(3.93)	(20.8)%

Cost of fresh hog byproducts decreased by approximately $0.2 million, or 5.3%, to approximately $2.7 million for the six months ended December 31, 2018, compared to approximately $2.9 million for the six months ended December 31, 2017. We allocated total production cost of hogs to our fresh hog byproducts based upon the percentage of selling prices between the fresh-killed hogs and the fresh hog byproducts. Due to the average unit selling price of fresh-killed hogs during the six months ended December 31, 2018 was higher than the average unit selling price during the same period in 2017 while the average unit selling price of our fresh hog byproducts during the six months ended December 31, 2018 was lower than the average unit selling price during the same period in 2017, which resulted in lower allocation of our total production cost to our fresh hog byproducts and resulted in a decrease of cost of fresh hog byproducts revenue.

The average unit cost of producing fresh hog byproducts decreased from $18.88/set during the six months ended December 31, 2017 to $14.95/set during the six months ended December 31, 2018, a decrease of $3.93/set, or 20.8%. The production cost of byproducts is included in production cost of fresh-killed regular hogs. The decrease was due to the cost of revenues allocation as discussed above and was also due to the depreciation of RMB against U.S. dollar of 3.3%.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months ended December 31, 2018	For the Six Months ended December 31, 2017	Change	Change (%)

Supermarket and grocery stores revenues
Gross profit	$461,773	$204,940	$256,833	125.3%
Gross margin	12.0%	11.1%	0.9%

Farmers’ market revenues
Gross profit	$4,551,470	$3,723,258	$828,212	22.2%
Gross margin	8.9%	8.2%	0.7%

Total
Gross profit	$5,013,243	$3,928,198	$1,085,045	27.6%
Gross margin	9.1%	8.3%	0.8%

Our gross profit increased by approximately $1.1 million, or 27.6%, to approximately $5.0 million during the six months ended December 31, 2018, from approximately $3.9 million for the six months ended December 31, 2017. The increase in gross profit was due to our supermarket and grocery stores sales and farmers’ market sales.

For the six months ended December 31, 2018 and 2017, our overall gross profit percentage was 9.1% and 8.3%, respectively. The increase in gross profit percentage was primarily due to the increase in both supermarket and grocery stores gross profit percentage from 11.1% to 12.0% and farmers’ market gross profit percentage from 8.2% to 8.9%.

Our gross profit percentage for supermarket and grocery stores revenues increased from 11.1% for the six months ended December 31, 2017 to 12.0% for the six months ended December 31, 2018 mainly due to the increase of gross margin at third-party supermarkets that we cooperated with an average gross profit percentage of 12.7%. There were less promotions for pork products after the African swine fever’s spread. The increase was offset by the gross margin of our two newly acquired grocery stores with an average gross profit percentage of 11.1%. Except fresh-killed regular and fragrant hogs and byproducts, we purchased from distributors the grocery products sold in our two grocery stores. In addition, we had provided more sales promotions by lowering our selling prices of most products, except fresh-killed regular and fragrant hogs and byproducts, in general to attract more customers at the start-up stage of promoting our grocery stores brand. These two reasons contributed to a lower gross profit margin percentage of 11.1% of our two newly acquired grocery stores as compared to the gross profit percentage of 12.7% for products that we sold at third-party supermarkets.

Our gross margin for farmers’ market revenues increased from 8.2% for the six months ended December 31, 2017 to 8.9% for the six months ended December 31, 2018. The increase was mainly due to our fresh-killed regular hog products which had a higher gross margin of 5.7% during the six months ended December 31, 2018 as compared to 4.9% in 2017 as the increase of average unit selling price at a higher rate than the increase of average unit purchase price. The increase was offset by the decrease of gross margin of fresh-killed fragrant hogs which had a lower gross margin of 34.7% during the six months ended December 31, 2018 as compared to 42.8% in 2017 for the reasons discussed above.

Selling Expenses

Selling expenses increased by approximately $0.3 million, or 71.6%, from approximately $0.4 million for the six months ended December 31, 2017 as compared to approximately $0.7 million for the six months ended December 31, 2018. The increase in selling expenses was primarily due to the increase of rent expense of approximately $0.2 million for the two grocery stores that we acquired in July 2018. The increase of utilities, salary, depreciation and transfer fees of approximately $0.1 million was also due to the two newly acquired grocery stores. We expect that our overall selling expenses, including but not limited to, brand promotion, salary, incentive and servicing expense, will continue to increase in the foreseeable future as our business will continue on further grows.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.4 million, or 143.3%, from approximately $0.3 million for the six months ended December 31, 2017 as compared to approximately $0.7 million for the six months ended December 31, 2018. The increase in general and administrative expenses was primarily due to the increase of salary and social security expenses of approximately $0.2 million for the six months ended December 31, 2018 as compared to the same period in 2017, as we started paying our three officers’, CEO, CFO and President, salaries in January 2018 as well as the increase of our administrative team employees to support our increased volume of operations. In addition, the increase isalso attributable to an increase in audit fees incurred as we have started our preparation of an initial public offering in the U.S. in the middle of 2017 and as the fee has increased each year as our business is getting more complex. The increase is also attributable to the increase of approximately $31,000 of certain land use rights taxes, building taxes, stamp taxes which were imposed upon finalization of our building inspection. We expect our general and administrative expenses, including but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our professional fees for legal, audit, and advisory fees to be stable as we become a public company and complete our public offering in May 2019.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $1.1 million, or 365.7% from approximately $0.3 million for the six months ended December 31, 2017 as compared to approximately $1.4 million for the six months ended December 31, 2018. The change was due to the fact that we had more accounts receivables aged over one year as of December 31, 2018 as compared December 31, 2017. Management is in the process of making significant effort to ensure its accounts receivable are received promptly to avoid any significant increase of provision for doubtful accounts in our future operating result.

Income from Operations

The income from operations for the six months ended December 31, 2018 was approximately $2.2 million, a decrease of approximately $0.7 million, or 25.6%, from approximately $2.9 million for the six months ended December 31, 2017. The decrease was mostly attributable to the increase of selling, general and administrative expenses and provision for doubtful accounts and was offset by the increase in supermarket and grocery stores and farmers’ market sales as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense and other income (expense), net. Our interest income was approximately $200 during the six months ended December 31, 2018, an decrease of approximately $0.4 million as compared to our interest income of approximately $0.4 million during the six months ended December 31, 2017 as we no longer have any interest income on loan receivables after the repayment from the a third party loan receivable. Our interest and finance expenses were approximately $0.6 million during the six months ended December 31, 2018, a decrease of approximately $0.2 million as compared to our other expenses of approximately $0.8 million during the six months ended December 31, 2017. The decrease was mainly due to our having less bank loans and third-party loans with interest which decreased interest expense and related finance expenses. Our other (expense) income, net was approximately $81,000 during the six months ended December 31, 2018, an increase of $90,000 as compared to approximately $(10,000) other expense during the six months ended December 31, 2017. This was mainly due to anapproximately $100,000 government farm produce processing subsidy we received during the six months ended December 31, 2018.

Provision for Income Taxes

Provision for income tax was approximately $480,000 during the six months ended December 31, 2018, a decrease of approximately $93,000, or 16.2%, as compared to approximately $572,000 for the six months ended December 31, 2017. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly due to GA Yongpeng Food Co., (GA Yongpeng), a wholly owned subsidiary, obtaining an income tax credit as described below and offset by the decrease income tax expenses in CQ Penglin, a PRC variable interest entity contractually controlled by us, which was in line with the decrease in taxable income before income taxes.

On August 20, 2018, the Lingshui County tax Bureau has enacted and approval a tax exemption which application was submitted by GA Yongpeng on March 19, 2014. GA Yongpeng has been given the tax-free benefit until December 31, 2020. In addition, the benefit can also be retroactively applied to prior period from January 1, 2014 to June 30, 2017.

Net Income

Our net income decreased by approximately $0.8 million, or 40.0%, to approximately $1.1 million for the six months ended December 31, 2018, from approximately $1.9 million for the six months ended December 31, 2017. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2018, we had working capital of approximately $11.8 million. We had net accounts receivable of approximately $38.7 million, most of them are short-term in nature and can be collected back within three months to be used to support our working capital requirements. We believe the components of our current working capital is sufficient to support our operations for the next twelve months.

We generated net income of $1,136,084 and $1,893,824 from operations for the six months ended December 31, 2018 and 2017, respectively. Our strategy of connecting with major local distributors has helped us not only largely increased our farmers’ market sales but also more easily to collect accounts receivable because of the better credibility of the distributors.

As of December 31, 2018, we had approximately $10.8 million of loans from financial institutions and third parties. We obtained these loans to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations.

We completed our public offering in May 2019, and we intend to use the funds raised from the offering to grow our business primarily by:

• enhancing our marketing efforts in order to increase awareness of our marketplace and brands among the food industry throughout China; and

• opening up other business lines, such as running our own supermarkets through construction our own, and to extend our business chain.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the six months ended December 31, 2018 and 2017.

	For the Six Months Ended December 31,
	2018	2017

Net cash used in operating activities	$(3,480,151)	$(1,613,789)
Net cash provided by (used in) investing activities	1,206,409	(40,592)
Net cash provided by financing activities	2,242,451	3,876,141
Effect of exchange rate change on cash	4,683	46,401
Net change in cash and cash equivalents	$(26,608)	$2,268,161

As of December 31, 2018 and June 30, 2018, cash in the amount of approximately $0.3 million was all held by our subsidiaries and our variable interest entity in the PRC.

Operating activities

Net cash used in operating activities was approximately $3.5 million for the six months ended December 31, 2018, as compared to approximately $1.6 million for the six months ended December 31, 2017.

Net cash used in operating activities for the six months ended December 31, 2018 was mainly due to the increase in accounts receivable of approximately $16.7 million led by the increase of our farmers’ market business as we are extending more credit on our sales. The net cash used in operating activities was mainly offset by the net income of approximately $1.1 million, the repayments from loan receivables – interest of approximately $2.2 million, the increase of accounts payable of approximately $8.8 million as we made more purchases for our increased sales, the increase of other payables and accrued liabilities of approximately $0.9 million of for CQ Pengmei’s start-up operations and the interest expense and penalty of a loan default, and the increase of taxes payable of approximately $0.6 million.

Net cash used in operating activities was approximately $1.6 million for the six months ended December 31, 2017. Cash used in operating activities for the six months ended December 31, 2017 was mainly due to the increase of accounts receivable of approximately $19.1 million due to the increase of our business while we are extending more credit on our sales to more local distributors. The net cash used in operating activities was mainly offset by the net income of approximately $1.9 million and the increase of accounts payable of approximately $13.8 million due to our increase of our business while we are incurring more payables on purchases.

Investing activities

Net cash provided by investing activities was approximately $1.2 million for the six months ended December 31, 2018, as compared to approximately $41,000 net cash used in investing activities for the same period in 2017.

Net cash provided by investing activities for the six months ended December 31, 2018 was mainly due to the repayments received from a third-party loan principle of approximately $1.2 million and cash received from the acquisition of CQ Pengmei of approximately $42,000, and was offset by purchases of equipment of approximately $1,000.

Net cash used in investing activities for the six months ended December 31, 2017 was mainly due to purchases of plant and equipment of approximately $41,000.

Financing activities

Net cash provided by financing activities was approximately $2.2 million for the six months ended December 31, 2018, as compared to approximately $3.9 million for the six months ended December 31, 2017.

Net cash provided by financing activities for the six months ended December 31, 2018 was mainly due to repayments from other receivables – related parties of approximately $0.3 million, proceeds from other payables – related parties of approximately $0.8 million, proceeds from capital contributions of approximately $1.0 million, proceeds from short-term bank loans, third party loans, and long-term bank loan of approximately $7.2 million and return of security deposits of approximately $0.5 million. Cash provided by financing activities for the six months ended December 31, 2018 was mainly offset by the repayments of short-term bank loans, third-party loans and long-term bank loan of approximately $7.5 million.

Net cash provided by financing activities was approximately $3.9 million for the six months ended December 31, 2017. Cash provided by financing activities for the six months ended December 31, 2017 was mainly due to repayments from loans to related parties of approximately $2.1 million, proceeds from other payables-related parties of approximately $1.4 million, proceeds from short-term bank loans, short-term third-party loans, and notes payable of approximately $15.1 million, and the decrease in security deposits of approximately $0.5 million. Cash provided by financing activities for the six months ended December 31, 2017 was mainly offset by the repayments of short-term bank loans, short-term third-party loans, and notes payable of approximately $15.1 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth herein is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing and grocery stores operations. The Company also cooperates with four other supermarkets where these supermarkets would provide us with store spaces in the supermarkets to put our fresh-killed meats and processed marinated fresh meats products in designated counters for purchase. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. The Company offers fresh and processed products, including a variety of pork, beef, lamb, chicken, duck, and rabbit products. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://www.plinfood.com/. The address of our website is for your reference, and the information on our website (and any websites that it links to) is not incorporated into this report.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President

China Xiangtai Food Co., Ltd.

Phone: +86-1860-117-0697

Email: ir@cqplinfood.com

Investor Relations Contact

Ms. Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,	June 30,
	2018	2018
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$292,485	$308,033
Restricted cash	-	11,060
Accounts receivable, net of $2,979,001 and $1,622,964 allowance for doubtful accounts
as of December 31, 2018 and June 30, 2018, respectively	38,713,593	24,364,119
Accounts receivable - related party	-	56,955
Other receivables, net of $48,121 and $49,981 allowance for doubtful accounts
as of December 31, 2018 and June 30, 2018, respectively	383,105	150,376
Other receivables - related parties	11,773	373,065
Inventories	129,826	2,728
Prepayments	204,372	317,860
Prepaid IPO Costs	289,987	-
Security deposits	1,098,280	1,502,819
Loan receivable, net of $1,480,136 allowance for doubtful accounts as of June 30, 2018	-	1,957,720
Total current assets	41,123,421	29,044,735

PLANT AND EQUIPMENT, net of $3,672,571 and $3,492,912 accumulated depreciation
as of December 31, 2018 and June 30, 2018, respectively	4,206,303	3,962,455

OTHER ASSETS
Other receivables	59,266	9,951
Intangible assets, net of $134,769 and $133,718 accumulated amortization
as of December 31, 2018 and June 30, 2018, respectively	467,979	492,330
Prepaid expenses	1,266,805	-
Deferred tax assets	515,874	220,222
Total other assets	2,309,924	722,503

Total assets	$47,639,648	$33,729,693

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$4,396,307	$4,530,011
Short-term loans - others	5,437,232	4,907,512
Accounts payable	12,137,541	2,941,104
Other payables and accrued liabilities	1,540,490	262,987
Other payables - related parties	1,808,479	549,858
Customer deposits	428,605	654,117
Customer deposits - related party	30,310	31,482
Taxes payable	3,561,616	3,037,585
Total current liabilities	29,340,580	16,914,656

OTHER LIABILITIES
Long-term loan - bank - noncurrent	926,074	981,502

Total liabilities	30,266,654	17,896,158

COMMITMENTS AND CONTINGENCIES	-	-

MEZZANINE EQUITY
Redeemable ordinary shares, $0.01 par value, 725,000 and 0 shares issued
and outstanding as of December 31, 2018 and June 30, 2018, respectively	1,800,000	1,800,000

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 20,066,667 and 20,000,000
shares issued and outstanding as of December 31, 2018 and June 30, 2018, respectively	200,667	200,000
Additional paid-in capital	5,640,391	4,655,943
Statutory reserves	1,100,538	940,816
Retained earnings	9,254,163	8,277,801
Accumulated other comprehensive loss	(622,765)	(41,025)
Total shareholders' equity	15,572,994	14,033,535

Total liabilities, mezzanine equity and shareholders' equity	$47,639,648	$33,729,693

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended December 31,
	2018	2017
	(Unaudited)	(Unaudited)
REVENUES
Supermarket and grocery stores	$3,836,057	$1,840,101
Farmers' market	51,069,909	45,358,900
Total revenues	54,905,966	47,199,001

COST OF REVENUES
Supermarket and grocery stores	3,374,284	1,635,161
Farmers' market	46,518,439	41,635,642
Total cost of revenues	49,892,723	43,270,803

GROSS PROFIT	5,013,243	3,928,198

OPERATING EXPENSES:
Selling	699,862	407,857
General and administrative	722,235	296,809
Provision for doubtful accounts	1,419,259	304,745
Total operating expenses	2,841,356	1,009,411

INCOME FROM OPERATIONS	2,171,887	2,918,787

OTHER INCOME (EXPENSE)
Interest income	202	380,542
Interest expense	(557,976)	(705,326)
Other finance expenses	(78,869)	(118,254)
Other (expense) income, net	80,604	(9,565)
Total other expense, net	(556,039)	(452,603)

INCOME BEFORE INCOME TAXES	1,615,848	2,466,184

PROVISION FOR INCOME TAXES	479,764	572,360

NET INCOME	1,136,084	1,893,824

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(581,740)	463,393

COMPREHENSIVE INCOME	$554,344	$2,357,217

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	20,042,754	20,000,000
Diluted	20,767,754	20,000,000

EARNINGS PER SHARE
Basic	$0.06	$0.09
Diluted	$0.05	$0.09

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31, June 30,
	2018	2017
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,136,084	$1,893,824
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
Depreciation and amortization	280,177	264,897
Amortization of long-term prepaid expenses	63,726	-
Provision for doubtful accounts	(8,626)	304,745
Deferred tax benefit	(304,452)	(104,610)
Change in operating assets and liabilities
Accounts receivable	(16,705,864)	(19,095,907)
Accounts receivable - related party	-	16,852
Other receivables	(207,523)	(27,155)
Inventories	149,505	178,258
Prepayments	101,861	492,191
Prepaid IPO costs	(290,388)	-
Loan receivables - interest	2,151,136	(376,991)
Accounts payable	8,782,570	13,751,361
Other payables and accrued liabilities	932,032	(13,459)
Customer deposits	(203,462)	421,109
Customer deposits - related party	-	3,764
Taxes payable	643,073	677,332
Net cash used in operating activities	(3,480,151)	(1,613,789)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(947)	(40,592)
Repayments from loan to third party	1,165,359	-
Cash received from acquisition of Pengmei	41,997	-
Net cash provided by (used in) investing activities	1,206,409	(40,592)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	259,381	2,103,946
Proceeds from other payables - related parties, net	829,269	1,356,155
Proceeds from capital contributions	985,115	-
Proceeds from short-term loans - banks	2,948,358	6,024,142
Repayments of short-term loans - banks	(3,350,407)	(8,132,591)
Proceeds from short-term loans - third parties	3,335,840	7,523,985
Repayments of short-term loans - third parties	(3,204,737)	(5,481,969)
Proceeds from long-term loan - bank	927,917	-
Repayments of long-term loan - bank	(946,854)	-
Proceeds from notes payable	-	1,506,035
Repayments of notes payable	-	(1,506,035)
Change in security deposits	458,569	482,473
Net cash provided by financing activities	2,242,451	3,876,141

EFFECT OF EXCHANGE RATE ON CASH AND RESTRICTED CASH	4,683	46,401

CHANGES IN CASH AND RESTRICTED CASH	(26,608)	2,268,161

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	319,093	21,530

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$292,485	$2,289,691

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$544,866	$705,326

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party offset with other payable - related party
upon execution of the tri-party offset agreement	$437,010	$-